Exhibit 8.1

                            Significant Subsidiaries
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         The following table sets forth our significant subsidiaries as of the date of this Annual Report.

                                                                                    Jurisdiction of  Percentage
Name of Company                                                                      Establishment      Owned
---------------                                                                      -------------      -----
CIBSA                                                                                 Mexico             99.99

     Coca-Cola FEMSA                                                                  Mexico             45.70(1)
             Propimex, S.A. de C.V..................................................  Mexico             45.70
             Inmuebles del Golfo, S.A. de C.V.......................................  Mexico             45.70
             Refrescos y Aguas Minerales, S.A. de C.V...............................  Mexico             45.70
             Coca-Cola FEMSA de Buenos Aires, S.A...................................  Argentina          45.70
             Corporacion Interamericana de Bebidas, S.A. de C.V. (Panamco)..........  Mexico             45.70(2)

Emprex                                                                                Mexico             99.99

     FEMSA Cerveza                                                                    Mexico             70.00
             Cerveceria Cuauhtemoc Moctezuma, S.A. de C.V...........................  Mexico             70.00
             Cervezas Cuauhtemoc Moctezuma, S.A. de C.V. ...........................  Mexico             70.00

     FEMSA Comercio                                                                   Mexico            100.00
             Cadena Comercial Oxxo, S.A. de C.V.....................................  Mexico            100.00
             Impulsora de Mercados de Mexico, S.A. de C.V...........................  Mexico            100.00

     FEMSA Empaques                                                                   Mexico            100.00
             Fabricas  Monterrey, S.A. de C.V.......................................  Mexico            100.00
             Grafo Regia, S.A. de C.V...............................................  Mexico            100.00
             Silices de Veracruz, S.A. de C.V.......................................  Mexico            100.00
             Vendo de Mexico, S.A. de C.V...........................................  Mexico            100.00

__________________
(1)      FEMSA owns 53.60% of the capital stock with full voting rights.
(2)      This entity was acquired on May 6, 2003.


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